UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 39)*

INDEPENDENCE HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
(CUSIP Number of Class of Securities)

H. William Smith
96 Cummings Point Road
Stamford, CT 06902
(203) 358-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453440307
1	NAMES OF REPORTING PERSONS
GENEVE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Items 4 and 5 of this Schedule 13D.

CUSIP NO. 453440307
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ARGENT INVESTORS MANAGEMENT CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Items 4 and 5 of this Schedule 13D.

CUSIP NO. 453440307
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): SIC SECURITIES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Items 4 and 5 of this Schedule 13D.

CUSIP NO. 453440307
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): SMH ASSOCIATES CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	See Items 4 and 5 of this Schedule 13D.

Explanatory Note:

This Amendment No. 39 (“Amendment”) to the initial Statement on Schedule 13D, filed on February 8, 1980, as amended prior to the date hereof (the “Statement”), hereby supplements, amends and restates, where indicated, the Statement relating to the shares of Common Stock, par value $1.00 per share (“Common Stock”), of Independence Holding Company, a Delaware corporation (the “Issuer”).  This Amendment is filed by Geneve Holdings, Inc. (“GHI”), Argent Investors Management Corporation (“ARGENT”), SIC Securities Corp. (“SIC”) and SMH Associates Corp. (“SMHAC”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).  The Statement, as so amended by this Amendment, is referred to herein as the “Schedule 13D”.  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following:

“On February 15, 2022, the Issuer completed the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated November 9, 2021, by and among the Issuer, GHI and Geneve Acquisition Corp., an indirect wholly owned subsidiary of GHI (“Merger Sub”), pursuant to which Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Issuer became an indirect wholly owned subsidiary of GHI.

Pursuant to the Merger Agreement, the aggregate consideration to be paid to the holders of Common Stock as a result of the Merger, including the holders of options to purchase shares of Common Stock, stock appreciation rights and/or restricted stock units granted under the Issuer’s 2016 Stock Incentive Plan, but excluding shares held by certain persons as described in Item 4 below, is approximately $333,109,433, which consideration will be paid with cash on hand from the Issuer.

In addition, as announced by the Issuer, as a result of the completion of the Merger, a prorated cash dividend on the Issuer’s Common Stock (the “Final Dividend”) will be paid by the Issuer on February 22, 2022 to the stockholders of record as of the close of business on February 15, 2022.  The amount of the Final Dividend, on a per share basis, is $0.06 per share, calculated as follows: (x) $0.44 multiplied by (y) 50, which is the number of days between, and including, December 28, 2021, the payment date of the last regular dividend previously paid by the Company, and February 15, 2022, the closing date of the Merger, divided by (z) 365.”

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended by adding the following:

“As described in Item 3 above, on February 15, 2022, the Merger was consummated, GHI acquired all of the issued and outstanding shares of Common Stock not already owned by the Reporting Persons and the Issuer became an indirect wholly-owned subsidiary of GHI.  The Common Stock will be delisted from the New York Stock Exchange.  The Issuer intends to file with the Securities and Exchange Commission a notice on Form 15 of termination of registration of the Common Stock, and suspension of the Issuer’s reporting obligations, under the Securities Exchange Act of 1934, as amended.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock of the Issuer was cancelled and converted into the right to receive $57.00 in cash, without interest (the “Merger Consideration”), except for:

(i)  shares of Common Stock owned by the Reporting Persons were cancelled without payment of the Merger Consideration;

(ii) shares of Common Stock owned or held in treasury by the Issuer or any of its wholly-owned subsidiaries were cancelled without payment of any Merger Consideration; and

(iii) shares of Common Stock held by any holder of record of Common Stock who did not vote in favor of the Merger and was entitled to demand and validly demanded appraisal of such shares pursuant to, and complied in all respects with, Section 262 of the Delaware General Corporation Law were cancelled and converted into the right to receive payment of such amounts that are payable in accordance with Section 262 of the Delaware General Corporation Law and do not have the right to receive the Merger Consideration, unless and until such holder loses, waives or withdraws its rights as a dissenting stockholder.

In addition, at the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub, was converted into one share of common stock of the surviving corporation, which is the Issuer.

As of the Effective Time, as a result of the Merger (i) the certificate of incorporation and bylaws of the Issuer as the surviving corporation were amended and restated as provided in the Merger Agreement, (ii) Steven B. Lapin, the sole director of Merger Sub immediately prior to the Effective Time, became the sole director of the Issuer as the surviving corporation and (iii) the officers of the Issuer immediately prior to the Effective Time became the officers of the Issuer as the surviving corporation.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit B to Amendment No. 38 of this Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 2021, and incorporated by reference into this Item 4.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

“(a) As of immediately following the Effective Time, GHI is deemed to beneficially own 100 shares of common stock of the surviving corporation, representing 100% of the Issuer’s issued and outstanding shares of Common Stock. As of immediately following the Effective Time, each of Argent, SIC and SMHAC beneficially owns no shares of common stock of the surviving corporation.

(b) GHI has sole voting power and sole dispositive power with regard to 100 shares of common stock of the surviving corporation.

(c) The information set forth in Items 3 and 4 above is incorporated herein by reference in its entirety.

(d) To the knowledge of the Reporting Persons, other than the right of the stockholders to receive the Merger Consideration and the Final Dividend as described above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) As of the Effective Time, as a result of the consummation of the Merger, each of Argent, SIC and SMHAC ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of common stock of the surviving corporation.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by substituting the following exhibit for the existing exhibit in the Statement:

Exhibit A	Joint Filing Agreement, dated February 15, 2022, among Geneve Holdings, Inc., Argent Investors Management Corporation, SIC Securities Corp. and SMH Associates Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE HOLDINGS, INC.

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

SIC SECURITIES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President

ARGENT INVESTORS MANAGEMENT CORPORATION

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman and President

February 15, 2022

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file with the Securities and Exchange Commission jointly on behalf of each of them the Statement on Schedule 13D with respect to the securities of Independence Holding Company to which this Joint Filing Agreement is attached as an exhibit (including any and all amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 15, 2022.

GENEVE HOLDINGS, INC.

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman, Chief Executive Officer and President

ARGENT INVESTORS MANAGEMENT CORPORATION

By:	/s/ Steven B. Lapin
Steven B. Lapin
Chairman and President

SIC SECURITIES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President

SMH ASSOCIATES CORP.

By:	/s/ Steven B. Lapin
Steven B. Lapin
President